Drammensveien 264
N-0240 Oslo

Ms. Cecilia D. Blye, Chief Office of Global Security Risk U.S. Securities and Exchange Commission Mail Stop 05-07 450 Fifth Street NW Washington, D.C. 20549	Our date: 2006-07-27 Page: 1 of 3

Re:	Norsk Hydro ASA Form 20-F for the fiscal year ended December 31, 2005 File No. 1-09159 Response to Comment Letter dated June 30, 2006
Dear Ms. Blye:
On behalf of Norsk Hydro ASA (“Hydro” or the “Company”), the following is submitted in response to the comment letter, dated June 30, 2006, issued by the Office of Global Security Risk. For ease of processing, the response below reproduces the comments from that letter. The response follows a letter from Hydro to the Office of Global Security Risk, dated July 7, 2006.
Comment:
1. We note the disclosure in Exhibit 15.(b).2 to your Form 20-F that you have entered into an agreement to acquire a participating interest in deepwater oil exploration blocks in Cuba, a country identified as a state sponsor of terrorism by the U.S. State Department and subject to U.S. economic sanctions and export controls. Please advise us of the status of the Cuban government’s consideration of the acquisition. Describe to us the material terms of the agreement, including, to the extent ascertainable, the dollar amount of any direct or indirect payments you are obligated to make to the Cuban government, or entities controlled by or affiliated with the Cuban government, under the terms of the agreement.
Please also describe any past, current or anticipated contacts with Cuba, whether through joint ventures or other direct or indirect arrangements.
Response:
Repsol YPF, S.A. (“Repsol”), an unaffiliated Spanish company, has had a contract with Cuba Petróleo (“CUPET”), the Cuban state-owned oil company, for the exploration of six offshore blocks (the “Contract”). In May 2006, Cuban authorities approved the assignment of a 30% direct participation in the Contract to each of a wholly-owned subsidiary of Hydro and ONGC Videsh Limited (“OVL”), an unaffiliated Indian company. Repsol is the operator of activities under the Contract.
The Contract is a traditional “production sharing contract.” It provides for several exploration periods followed by a production period, depending on whether commercially viable quantities of oil are found. Hydro anticipates that exploration drilling under the Contract will begin during 2008.

Norsk Hydro ASA N-0240 Oslo	Corporate@hydro.com www.hydro.com	T: +47 22 53 81 00 F: +47 22 53 27 25	Bank Account 7032 05 05419	Registration No. NO 914 778 271 MVA

Our date: 2006-07-27
Page: 2 of 3
However, there can be no assurance that oil will be successfully extracted from the deepwater exploration blocks that are the subject of the Contract.
Hydro has made no direct or indirect payment to the Cuban government or to CUPET. Under the terms of the Contract, however, Repsol, Hydro, and OVL (the “Contractors”) are obliged to share with CUPET any oil that may be successfully extracted from the contract area, with the division of oil between the Contractors and CUPET varying depending on the total cumulative production of oil under the Contract. The Contractors’ share of any oil produced, after deducting an amount for the Contractors’ production costs, ranges from 30-60 percent.
The participation of Hydro and OVL in the Contract merely further divides what had been Repsol’s share of any oil that may be produced; it does not affect the share of any oil that would be due to CUPET. For its 30 percent interest in Repsol’s potential share of any oil produced under the Contract, Hydro paid consideration to Repsol, in the form of a cash payment constituting a contribution for Repsol’s past costs.
The Contractors are obligated to pay Cuban taxes for income earned in Cuba and other ordinary taxes, tariffs and duties. The Contractors must also deliver a performance guarantee to CUPET at the beginning of each exploration period, in the amount of $3 million for the first exploration period and rising in later periods to $20 million, which guarantee shall be returned by CUPET to the Contractors at the end of each exploration period. The Contractors shall also contribute $200,000 a year to CUPET during the exploration period for the training and development of Cuban personnel.
Participation in the Contract is Hydro’s only current or anticipated contact with Cuba, whether through joint ventures or other direct or indirect arrangements. Hydro has no material past contacts with Cuba.
Comment:
2. Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.
We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that conduct business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annual to the General Assembly regarding state funds invested in companies that have tied to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Florida mandates issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having business contacts with Cuba.

Norsk Hydro ASA N-0240 Oslo	Corporate@hydro.com www.hydro.com	T: +47 22 53 81 00 F: +47 22 53 27 25	Bank Account 7032 05 05419	Registration No. NO 914 778 271 MVA

Our date: 2006-07-27
Page: 3 of 3
Response:
Hydro has no present production of oil in Cuba. It has no revenues in Cuba. Its assets and liabilities associated with the Contract are immaterial in relation to Hydro’s total assets and liabilities. The expended and anticipated costs related to Hydro’s planned future exploration activities in Cuba are immaterial in relation to Hydro’s total exploration budget.
In assessing the non-quantitative aspects of the materiality calculus, Hydro has considered (and continues to consider) qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Hydro has no reason to believe that its participation in the Contract has had any impact on its reputation or share value.
Consequently, Hydro believes, taking into consideration both quantitative and qualitative factors, that its activities in Cuba are not material and do not constitute a material investment risk to its shareholders.
Hydro acknowledges that:
•	Hydro is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.

•	The SEC Staff comments or changes to Hydro’s disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Hydro’s filings.

•	Hydro may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.
Should the Office of Global Security Risk have any questions with respect to this information provided in this response letter, please contact Mr. Gunnar Heiberg, Corporate Legal Department, Norsk Hydro ASA, at +47 90 55 02 73.
Very truly yours,
for Norsk Hydro ASA
John O. Ottestad
Executive Vice President

cc:	Roger Schwall, Assistant Director, Division of Corporation Finance Pradip Bhaumik, Attorney-Advisor, Division of Corporation Finance - United States Securities and Exchange Commission, Washington D.C.

Norsk Hydro ASA N-0240 Oslo	Corporate@hydro.com www.hydro.com	T: +47 22 53 81 00 F: +47 22 53 27 25	Bank Account 7032 05 05419	Registration No. NO 914 778 271 MVA